

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 21, 2006

Mr. Lawrence A. Boik
Chief Financial Officer
A.M. Castle & Co.
3400 North Wolf Road
Franklin Park, IL 60131

> **Re:** **A.M. Castle & Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Response Letter Dated October 4, 2006**
> **File No. 1-5415**

Dear Mr. Boik:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1. Please submit your letter of correspondence with us dated October 4, 2006 on EDGAR.

2. We understand from your response to prior comment 3 that you will be completing the consent from your auditors originally attached to the Form 10-K without identifying information and filing an amendment to your report to include the consent.

Financial Statements

Statements of Operations, page 18

3.   We have read your response to prior comment 1, indicating you believe that because you do not have a manufacturing operation, it is appropriate to exclude from your computations of gross margin all depreciation and amortization, as well as all costs of warehousing personnel, processing, and shipping and handling expenses. Please further explain to us how you have found the method described permissible relative to the guidance in paragraph 5A, Chapter 4, of ARB 43, stating "The exclusion of all overheads from inventory costs does not constitute an accepted accounting procedure." Please submit a schedule quantifying the amounts attributable to each of these items, and the amounts billed to customers for shipping and handling, for each period presented.

Form 8-K/A Filed November 7, 2006

Pro Form Financial Statements

4.   Given that you completed your acquisition on September 5, 2006, please explain the tentative characterization of consideration paid in your statements under Note 1 – Description of Transaction and Note 2 – Pro Forma Adjustments, points (b) and (h), and the manner by which you determined adjustments and disclosures related to interest expense were factually supportable under these conditions. Also note that the pro forma adjustments you describe under points (c) and (e) are not typical of those ordinarily permissible under Rule 11-02(b)(6) of Regulation S-X. Disclosure of items not meeting all criteria should be limited to the narrative.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief